Exhibit 16.1

June 1, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Rancon Realty Fund V, a California Limited Partnership (the “Partnership”) and, under the date of March 23, 2005, we reported on the consolidated financial statements of Rancon Realty Fund V, a California Limited Partnership as of and for the years ended December 31, 2004 and 2003. On May 25, 2005, we were informed by management of the Partnership that our appointment as principal accountants was terminated. We have read the Partnership’s statements included under Item 4.01 of its Form 8-K dated May 25, 2005, and we agree with such statements, except we are not in a position to agree or disagree with statements made under Item 4.01 in the first and fifth paragraphs.

Very truly yours,

/s/ KPMG LLP

cc:  Rancon Realty Fund V